PACCAR FINANCIAL CORP. - FORM 10-Q

EXHIBIT 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Six Months Ended June 30
	2015	2014
FIXED CHARGES
Interest expense	$28.6	$26.6
Facility and equipment rental	.7	.7

TOTAL FIXED CHARGES	$29.3	$27.3

EARNINGS
Income before income taxes	$90.9	$81.9
Depreciation	119.4	112.3

	210.3	194.2
FIXED CHARGES	29.3	27.3

EARNINGS AS DEFINED	$239.6	$221.5

RATIO OF EARNINGS TO FIXED CHARGES	8.18X	8.11X